                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August, 2006
                        Commission File Number: 33-99284

                                 STENA AB (PUBL)
                 (Translation of registrant's name into English)

                  MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F............X       Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                           ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                          .........................

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934:                                    Yes........................

No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

                                         ...........................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:         August 29, 2006             By:    /s/ Svante Carlsson
         ---------------------------

                                          Name:  Svante Carlsson
                                          Title: Chief Financial Officer and
                                                 Executive Vice President

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                           FORWARD-LOOKING STATEMENTS

         This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities
Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.
Some of these statements can be identified by terms and phrases such as
"anticipate," "should," "likely," "foresee," "believe," "estimate," "expect,"
"intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-    changes in general economic and business conditions;

-    unanticipated changes in laws and regulations;

-    changes in currency exchange rates and interest rates;

-    risks incident to vessel operations, including discharge of pollutants;

-    introduction of competing products and services by other companies;

-    changes in trading or travel patterns;

-    increases of costs of operations or the inability to meet efficiency or cost reduction objectives;

-    changes in business strategy; and

-    other risk factors listed in the reports furnished to the Securities and
     Exchange Commission from time to time.

         The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

         Table of Contents                                                Page

         CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         Condensed Consolidated Income Statements for
         the three month periods ended June 30, 2005 and June 30, 2006     3
         the six month periods ended June 30, 2005 and June 30, 2006       4

         Condensed Consolidated Balance Sheets as of
         December 31, 2005 and June 30, 2006                               5

         Condensed Consolidated Statements of Cash Flow for
         the six month periods ended June 30, 2005 and June 30, 2006       6

         Notes to Condensed Consolidated Financial Statements            7 - 9

         OPERATING AND FINANCIAL REVIEW                                 10 - 23

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                               THREE MONTH PERIODS ENDED
                                                                             JUNE 30, 2005    JUNE 30, 2006
                                                                                   SEK       SEK          $
                                                                                   (IN MILLIONS)

Revenues:
Ferry operations................................................                  2,345      2,496       346
Drilling........................................................                    457        832       115
         Net gain on sale of vessels............................                     --      1,481       205
                                                                                     --      -----       ---
      Total drilling............................................                    457      2,313       320
Shipping........................................................                  1,037        986       137
         Net gain on sale of vessels............................                     --        359        50
                                                                                     --        ---        --
      Total shipping............................................                  1,037      1,345       187
Property........................................................                    471        493        68
              Net gain on sale of properties....................                    222         69        10
                                                                                    ---         --        --
              Total property....................................                    693        562        78
Other...........................................................                    347        535        74
                                                                                    ---        ---        --
Total revenues..................................................                  4,879      7,251     1,005
                                                                                  -----      -----     -----

Direct operating expenses:
Ferry operations................................................                 (1,715)    (1,673)     (232)
Drilling........................................................                   (256)      (416)      (58)
Shipping........................................................                   (732)      (807)     (112)
Property........................................................                   (185)      (192)      (26)
Other...........................................................                   (285)      (415)      (57)
                                                                                  -----      -----      ----
Total direct operating expenses.................................                 (3,173)    (3,503)     (485)
                                                                                 ------     ------      ----

Selling and administrative expenses.............................                   (437)      (510)      (71)
Depreciation and amortization...................................                   (438)      (461)      (64)
                                                                                  -----      -----      ----

Total operating expenses........................................                 (4,048)    (4,474)     (620)
                                                                                 ------     ------      ----

Income from operations..........................................                    831      2,777       385
                                                                                    ---      -----       ---

Share of affiliated companies' results..........................                      7          7         1
                                                                                      -          -         -

Financial income and expense:
Dividends received..............................................                     44         52         7
Gain (loss) on securities, net..................................                    300       (122)      (17)
Interest income.................................................                    126        202        28
Interest expense................................................                   (367)      (391)      (54)
Foreign exchange gains (losses), net............................                    (31)       105        15
Other financial income (expense), net...........................                    (15)       (36)       (5)
                                                                                    ---        ---        --

Total financial income and expense..............................                     57       (190)      (26)
                                                                                     --       ----       ---

Minority interest...............................................                     (2)        (6)       (1)

Income before taxes.............................................                    893      2,588       359

Income taxes....................................................                   (233)      (474)      (66)
                                                                                   ----       ----       ---

Net income......................................................                    660      2,114       293
                                                                                    ===      =====       ===

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                              SIX MONTH PERIODS ENDED
                                                                           JUNE 30, 2005    JUNE 30, 2006
                                                                                    SEK   SEK             $
                                                                                   (IN MILLIONS)

Revenues:
Ferry operations................................................                  4,090      4,234       587
Drilling........................................................                    831      1,520       211
         Net gain on sale of vessels............................                     --      1,481       205
                                                                                     --      -----       ---
      Total drilling............................................                    831      3,001       416
Shipping........................................................                  2,016      2,216       307
         Net gain on sale of vessels............................                     --        732       102
                                                                                     --        ---       ---
      Total shipping............................................                  2,016      2,948       409
Property........................................................                    958        973       135
              Net gain on sale of properties....................                    270        124        17
                                                                                    ---        ---        --
              Total property....................................                  1,228      1,097       152
Other...........................................................                    498        834       115
                                                                                    ---        ---       ---
Total revenues..................................................                  8,663     12,114     1,679
                                                                                  -----     ------     -----

Direct operating expenses:
Ferry operations................................................                 (3,165)    (3,005)     (416)
Drilling........................................................                   (550)      (758)     (105)
Shipping........................................................                 (1,360)    (1,703)     (236)
Property........................................................                   (408)      (439)      (61)
Other...........................................................                   (423)      (683)      (95)
                                                                                  -----      -----      ----
Total direct operating expenses.................................                 (5,906)    (6,588)     (913)
                                                                                 ------     ------      ----

Selling and administrative expenses.............................                   (863)      (951)     (132)
Depreciation and amortization...................................                   (855)      (935)     (129)
                                                                                   ----      -----     -----

Total operating expenses........................................                 (7,624)    (8,474)   (1,174)
                                                                                 -------    ------    ------

Income from operations..........................................                  1,039      3,640       505
                                                                                  -----      -----       ---

Share of affiliated companies' results..........................                      7         17         2
                                                                                      -         --         -

Financial income and expense:
Dividends received..............................................                     51         64         9
Gain (loss) on securities, net..................................                    502        431        60
Interest income.................................................                    247        377        52
Interest expense................................................                   (700)      (778)     (108)
Foreign exchange gains (losses), net............................                    (17)       106        15
Other financial income (expense), net...........................                    (48)       (68)      (10)
                                                                                    ----       ----      ----

Total financial income and expense..............................                     35        132        18
                                                                                     --        ---        --

Minority interest...............................................                     (6)        (7)       (1)

Income before taxes.............................................                  1,075      3,782       524

Income taxes....................................................                   (275)      (606)      (84)
                                                                                   ----       ----       ----

Net income......................................................                    800      3,176       440
                                                                                    ===      =====       ===

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31, 2005    JUNE 30, 2006
                                                                                    SEK    SEK          $
                                                                                   (IN MILLIONS)

                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                    806        792       110
Tangible fixed assets:
 Vessels........................................................                 13,585     11,436     1,585
 Construction in progress.......................................                  1,280      3,064       425
 Equipment......................................................                    626        760       105
 Property.......................................................                 17,275     17,778     2,464
                                                                                 ------     ------     -----
Total tangible fixed assets.....................................                 32,766     33,038     4,579
                                                                                 ------     ------     -----
Financial fixed assets:
Investment in affiliated companies..............................                    332        387        54
Investments in VIEs.............................................                  5,753      7,659     1,062
Marketable securities...........................................                  3,295      3,857       535
Other assets....................................................                  1,440      4,919       682
                                                                                  -----      -----       ---
Total financial fixed assets....................................                 10,820     16,822     2,333
Total noncurrent assets.........................................                 44,392     50,652     7,022
                                                                                 ------     ------     -----
Current assets:
Inventories.....................................................                    325        347        48
Trade debtors...................................................                  2,092      2,057       285
Other receivables...............................................                  1,156      1,390       193
Prepaid expenses and accrued income.............................                    890      1,518       210
Short-term investments..........................................                  2,213      2,349       326
Cash and cash equivalents.......................................                  3,744        989       137
                                                                                  -----        ---       ---
Total current assets............................................                 10,420      8,650     1,199
                                                                                 ------      -----     -----

Total assets....................................................                 54,812     59,302     8,221
                                                                                 ======     ======     =====

                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 15,127     17,691     2,452
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 15,132     17,696     2,453
                                                                                 ------     ------     -----
   Minority interests...........................................                    131        129        18
Provisions:
   Deferred income taxes........................................                  1,517      2,119       294
   Pension liabilities..........................................                  1,882      1,731       240
   Other provisions.............................................                     46        199        28
                                                                                     --        ---        --
Total provisions................................................                  3,445      4,049       562
                                                                                  -----      -----       ---
Noncurrent liabilities:
   Long-term debt...............................................                 19,773     15,918     2,207
   Debt in VIEs.................................................                  4,844      6,766       938
   Senior notes.................................................                  4,821      4,345       602
   Capitalized lease obligations................................                  1,325      4,331       600
   Other noncurrent liabilities.................................                    286        228        32
                                                                                    ---        ---        --
Total noncurrent liabilities....................................                 31,049     31,588     4,379
                                                                                 ------     ------     -----
Current liabilities:
   Short-term debt..............................................                    834        602        83
   Capitalized lease obligations................................                     40        554        77
   Trade accounts payable.......................................                    902      1,025       142
   Income tax payable...........................................                    198        175        24
   Other........................................................                    533        431        60
   Accrued costs and prepaid income.............................                  2,548      3,053       423
                                                                                  -----      -----       ---
Total current liabilities.......................................                  5,055      5,840       809
                                                                                  -----      -----       ---

Total stockholders' equity and liabilities......................                 54,812     59,302     8,221
                                                                                 ======     ======     =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                   SIX MONTH PERIODS ENDED
                                                                          JUNE 30, 2005      JUNE 30, 2006
                                                                                   SEK      SEK          $
                                                                                   (IN MILLIONS)

NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................                    800      3,176       440
Adjustments to reconcile net income to net cash
   provided by in operating activities:
Depreciation and amortization...................................                    855        935       129
Share of affiliated companies' results..........................                     (7)       (17)       (2)
Gain on sale of property, vessels and equipment.................                   (270)    (2,342)     (325)
Gain on securities, net.........................................                   (502)      (431)      (60)
Unrealized foreign exchange (gains) losses......................                    215       (217)      (30)
Deferred income taxes...........................................                    241        554        77
Minority interest...............................................                      6          7         1
Other non cash items............................................                    (72)       113        16
Net cash flows from trading securities..........................                   (594)      (440)      (61)
Changes in assets and liabilities:
Receivables.....................................................                   (631)      (257)      (35)
Prepaid expenses and accrued income.............................                   (184)      (655)      (91)
Inventories.....................................................                    (52)       (25)       (3)
Trade accounts payable..........................................                    (79)       147        20
Accrued costs and prepaid income................................                    523        691        96
Income tax payable..............................................                      3        (32)       (4)
Other current liabilities.......................................                     38       (174)      (24)
                                                                                     --      -----      ----
Net cash provided by operating activities.......................                    290      1,033       144
                                                                                    ---      -----       ---

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets...................................                    (26)       (36)       (5)
Cash proceeds from sale of property, vessels and equipment......                  1,355      3,732       517
Capital expenditure on property, vessels and equipment..........                 (1,337)    (3,424)     (474)
Purchase of subsidiaries, net of cash acquired..................                   (523)        --        --
Investment in affiliated companies..............................                    (71)       (49)       (7)
Proceeds from sale of securities................................                    199      1,438       199
Purchase of securities..........................................                   (475)    (3,748)     (520)
Increase of non-current assets..................................                     (7)        --        --
Other investing activities......................................                    (31)    (3,514)     (487)
                                                                                   ----    -------     -----
Net cash used in investing activities...........................                   (916)    (5,601)     (777)
                                                                                   -----    -------     -----

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                    952      3,684       511
Principal payments on debt......................................                   (473)      (332)      (46)
Net change in borrowings on line-of-credit agreements...........                   (657)    (4,354)     (604)
New capitalized lease obligations...............................                     --      3,590       498
Principal payments on capital lease obligations.................                    (19)       (20)       (3)
Net change in restricted cash accounts..........................                      7       (193)      (27)
Dividends paid..................................................                   (195)      (215)      (30)
Other financing activities......................................                     37       (209)      (29)
                                                                                     --      -----      ----
Net cash provided by/(used in) financing activities.............                   (348)      1,951      270
                                                                                   -----      -----      ---

Effect of exchange rate changes on cash and cash equivalents....                     (5)      (138)      (19)
                                                                                     ---      -----      ----

Net change in cash and cash equivalents.........................                   (979)    (2,755)     (382)

Cash and cash equivalents at beginning of period................                  2,380      3,744       519
                                                                                  -----      -----       ---

Cash and cash equivalents at end of period......................                  1,401        989       137
                                                                                  =====        ===       ===

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   BASIS OF PRESENTATION

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish
GAAP.

         The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments
(consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months and six months ended
June 30, 2006 are not necessarily indicative of the results to be expected for the full year.

         The condensed consolidated income statements for the three and six months ended June 30, 2005 and the condensed consolidated statements of cash flows for the six months ended June 30, 2005 have been restated for new accounting principles adopted in 2005.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($)
using the noon buying rate on June 30, 2006 of $1 = SEK 7.2135.

NOTE 2   SEGMENT INFORMATION

                                                              THREE MONTH PERIODS        SIX MONTH PERIODS
(SEK in millions)                                                  ENDED JUNE 30,           ENDED JUNE 30,
                                                              2005          2006          2005          2006
                                                              ----          ----          ----          ----

Income from operations:
Ferry operations....................................           202           382            97           360
Drilling............................................            21           218          (74)           345
         Net gain on sale of vessels................            --         1,481            --         1,481
                                                                --         -----            --         -----
         Total drilling.............................            21         1,699          (74)         1,826
Shipping:   Roll-on/Roll-off vessels................            17            22            51            50
         Crude oil tankers..........................           166            41           374           237
         Other shipping.............................           (1)            --           (7)           (5)
         Net gain on sale of vessels................            --           359            --           732
                                                                --           ---            --           ---
         Total shipping.............................           182           422           418         1,014
Property............................................           216           207           399           372
         Net gain on sale of properties.............           222            69           270           124
                                                               ---            --           ---           ---
         Total property.............................           438           276           669           496
Other...............................................           (12)           (2)          (71)          (56)
                                                              ----           ---          ----          ----

Total...............................................           831         2,777         1,039         3,640
                                                               ===         =====         =====         =====

                                                             THREE MONTH PERIODS           SIX MONTH PERIODS
                                                               ENDED JUNE 30,                ENDED JUNE 30,
                                                              2005          2006          2005          2006
                                                              ----          ----          ----          ----

Depreciation and amortization:
Ferry operations....................................           202           208           396           412
Drilling............................................           140           153           275           325
Shipping:   Roll-on/Roll-off vessels................            32            26            61            54
            Crude oil tankers.......................            10            10            15            21
            Other shipping..........................             2             3             5             6
                                                                 -             -             -             -
            Total shipping..........................            44            39            81            81
Property............................................            40            44            83            84
Other...............................................            12            17            20            33
                                                                --            --            --            --

Total...............................................           438           461           855           935
                                                               ===           ===           ===           ===

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          SIX MONTH PERIODS
                                                                                            ENDED JUNE 30,
                                                                                          2005          2006
                                                                                          ----          ----

Capital expenditures:
Ferry operations....................................                                       254           212
Drilling............................................                                       117         1,481
Shipping:   Roll-on/Roll-off vessels................                                       203           242
         Crude oil tankers..........................                                       492           360
         Other shipping.............................                                        13             5
                                                                                            --             -
         Total shipping.............................                                       708           607
Property............................................                                       241         1,107
Other...............................................                                        17            17
                                                                                            --            --

Total...............................................                                     1,337         3,424
                                                                                         =====         =====

NOTE 3   STOCKHOLDERS' EQUITY

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 218 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

         The changes in stockholders' equity for the period December 31, 2005 to
June 30, 2006 are as follows:

                                                                                                       TOTAL
                                                             CAPITAL  RESTRICTED   UNRESTRICTED  STOCKHOLDERS'
                                                               STOCK    RESERVES       RESERVES       EQUITY
                                                               -----    --------        -------       ------

Balance at December 31, 2005........................             5           926        14,201        15,132
Transfers between reserves..........................            --            18           (18)           --
Dividend paid.......................................            --            --          (215)         (215)
Transfer to charitable trust........................            --            --           (25)          (25)
Revaluation of financial instruments................            --            --           (17)          (17)
Foreign currency translation adjustments ...........            --            12          (553)         (541)
Other...............................................            --            --           186           186
Net income .........................................            --            --         3,176         3,176
                                                                --            --         -----         -----

Balance at June 30, 2006............................             5           956        16,735        17,696
                                                                 =           ===        ======        ======

NOTE 4   US GAAP INFORMATION

         The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US
GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated
Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish
GAAP in the preparation of the condensed consolidated financial statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4  US GAAP INFORMATION, CONTINUED

                                                            SIX MONTH PERIODS
                                                              ENDED JUNE 30,
(SEK in millions)                                          2005          2006
                                                           ----          ----

Net income under Swedish GAAP ......................        800         3,176

Adjustments to reconcile to US GAAP:
Disposal of assets..................................         41          (424)
Depreciation of properties..........................        (60)          (55)
Investments in securities...........................       (475)         (241)
Financial instruments...............................      1,414          (141)
Purchase accounting Stena Line......................         17            17
Business combinations...............................          9            17
Pensions............................................         (5)           --
Deferred costs......................................          7             8
Capital lease transactions..........................         37            37
Others..............................................          8            22
Tax effect of US GAAP adjustments...................       (248)           40
                                                          -----            --

Net income under US GAAP............................      1,545         2,456
                                                          =====         =====

                                                          AS OF         AS OF
                                                        DEC 31,      JUNE 30,
                                                           2005          2006
                                                           ----          ----

Stockholders' equity under Swedish GAAP ............     15,132        17,696

Adjustments to reconcile to US GAAP:
Disposal of assets..................................       (370)         (794)
Depreciation of properties..........................       (515)         (570)
Financial instruments...............................      1,822         1,638
Purchase accounting Stena Line......................       (330)         (313)
Business combinations...............................         48            66
Pensions............................................        (71)          (71)
Deferred costs......................................        (13)           (6)
Capital lease transactions..........................       (766)         (729)
Others..............................................        (56)          (34)
Tax effect of US GAAP adjustments...................         32            77
                                                             --            --

Stockholders' equity under US GAAP..................     14,913        16,960
                                                         ======        ======

         Comprehensive income

         The Company has adopted Statement of Financial Accounting ("SFAS") No.
130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the six month periods ended June 30, 2005 and 2006 was SEK 2,692 million and SEK 2,336 million, respectively.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                         OPERATING AND FINANCIAL REVIEW

         The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sales or acquisitions of vessels, drilling rigs and real estate also have an impact on the results of each period.

HIGHLIGHTS OF THE FIRST SIX MONTHS OF 2006

         The two product tankers Stena Contest and Stena Concept which were delivered from the shipyard in the spring 2005 were sold to Arlington Tankers
Ltd in January 2006. Both tankers were chartered back for a period of three years. Pursuant to the agreement entered into in late 2005 with a Greek shipping company, the Company delivered the panamax tanker newbuildings Stena Compass and
Stena Compassion to their new owner in February and June 2006, respectively.
These tankers were chartered back for a period of two to three years.

         In April 2006, the Company sold the RoPax vessel Svealand to the
Danish company DFDS Tor Line. The Company also entered into an agreement with the Italian shipyard Visentini to acquire a RoPax vessel currently under construction, which is expected to be delivered in 2007.

         In March 2006, the Company ordered another drillship of Stena
DrillMAX type from the Samsung shipyard in Korea. The total investment is approximately $630 million with expected delivery in mid 2008. At the end of
March 2006, a five year finance lease agreement was entered into for the first drillship ordered in 2005. In May 2006, the Company sold the drilling rig Stena
Dee to the Norwegian company Songa Offshore for a net consideration of $267.3 million. The rig was chartered back to the Company through no later than 2008 at the latest to complete its present charter contract with Norsk Hydro.

         In the six months ended June 30, 2006, the Company acquired properties for approximately SEK 1 billion, mainly in Gothenburg, Stockholm and in the Netherlands. Properties were sold for approximately SEK 325 million.

SUBSEQUENT EVENTS

         In August 2006, the Company took delivery of its first RoPax newbuilding from the Fosen shipyard in Norway. After final completion in
September 2006, the vessel will be named the Stena Trader and will be used by
Stena Line on its Killingholme-Hook of Holland route.

         Also in August 2006, the tanker vessel Stena Arctica was sold to a joint venture company, owned equally by the Company and Neste Oil Oyj in
Finland. The vessel is chartered back to the Company for a period of approximately 10 years.

                                       10

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

CURRENCY EFFECTS

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK,
British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of the Company's total revenues are generated in US dollars and approximately 35%
are generated in SEK. Approximately 35% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although the
Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The average exchange rates as used for consolidation purposes for revenues and expenses are as follows:

Average rates                April-June   April-June      Change        Jan-June      Jan-June        Change
-------------                      2005         2006                        2005          2006
                                   ----         ----                        ----          ----

US$......................          7.31         7.41         +1%            7.11          7.59           +7%
British pound............         13.57        13.53          --           13.32         13.58           +2%
Euro.....................          9.21         9.30         +1%            9.14          9.33           +2%

         In addition, the Company's assets and liabilities are significantly affected, as reported in SEK, by fluctuations in currency exchange rates. The
Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by hedging certain of the currency exchange exposures with borrowings denominated in the same currency as the investment. In addition, the
Company enters into certain derivative financial instruments. Although the
Company seeks to hedge the net effects of such fluctuations, the reported assets and liabilities are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes for assets and liabilities are as follows:

Closing rates                                                       December 31,      June 30,        Change
-------------                                                               2005         2006
                                                                            ----          ----

US$.............................................................          7.9525        7.2550          (9)%
British pound...................................................         13.7325       13.2875          (3)%
Euro............................................................          9.4300        9.2240          (2)%

                                       11

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

         THREE MONTHS ENDED JUNE 30, 2006 COMPARED TO THREE MONTHS ENDED
                                  JUNE 30, 2005

REVENUES

         Total revenues increased SEK 2,372 million, or 49%, in the three months ended June 30, 2006 to SEK 7,251 million from SEK 4,879 million in the three months ended June 30, 2005, as a result of gains on sale of vessels and increased operating revenues in all business segments except for the Shipping segment, partly offset by decreased gains on sale of properties.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 151 million, or 6%, in the three months ended June 30, 2006 to SEK
2,496 million from SEK 2,345 million in the three months ended June 30, 2005, mainly because of higher revenues from the freight and travel business due to higher volumes of passengers, cars and freight units.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 375 million, or 82%, in the three months ended June 30, 2006 to SEK 832 million from SEK 457 million in the three months ended June 30, 2005, mainly due to new contracts at higher day rates for the Stena Tay and the Stena Clyde. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Net Gain on Sale of Vessels, Drilling. In the three months ended June
30, 2006, gains of SEK 1,481 million were recorded on the sale of the drilling rig Stena Dee. In the three months ended June 30, 2005, no vessel sales were made.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us.
Revenues from shipping operations decreased SEK 51 million, or (5)%, in the three months ended June 30, 2006 to SEK 986 million from SEK 1,037 million in the three months ended June 30, 2005.

         Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 8 million to SEK 94 million from SEK 102 million, or (8)%, mainly due to the sales of the RoPax vessels Pride of Aquitaine in October 2005 and Svealand in April
2006, partly offset by higher charter hire received for the Stena Challenger which was chartered out to a third party beginning in June 2005.

         Revenues from crude oil tankers decreased SEK 49 million, or (5)%, in the three months ended June 30, 2006 to SEK 856 million from SEK 905 million in the three months ended June 30, 2005, mainly due to lower charter rates in the spot market. In the three months ended June 30, 2006, the Company operated an average of 38 tankers (chartered in or owned), the same as in the three months ended June 30, 2005.

         Net Gain on Sale of Vessels, Shipping. In the three months ended June
30, 2006, gains of SEK 359 million were recorded on the sale of the RoPax vessel
Svealand and the tanker vessel Stena Compassion. In the three months ended June
30, 2005, no vessel sales were made.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 22 million, or 5%, in the three months ended June 30,
2006 to SEK 493 million from SEK 471 million in the three months ended June 30,
2005, mainly related to increased number of properties and increased rents.

         Net Gain on Sale of Properties. In the three months ended June 30,
2006, gains of SEK 69 million were recorded on the sale of properties. In the three months ended June 30, 2005, gains of SEK 222 million were recorded.

         Other. Other revenues in the three months ended June 30, 2006 were SEK
535 million, which includes SEK 311 million related to the garden center and flower business Blomsterlandet and SEK 223 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other revenues in the three months ended June 30, 2005 were SEK 347 million, which includes SEK
276 million related to Blomsterlandet and SEK 69 million related to Envac.

                                       12

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 330 million in the three months ended June 30, 2006 to SEK 3,503 million from SEK 3,173 million in the three months ended June 30, 2005, or 10%, as a result of increased operating expenses in all operations except for the ferry operations.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 42 million, or (2)%, in the three months ended June 30, 2006 to SEK 1,673 million from SEK 1,715 million in the three months ended June 30, 2005, mainly due to decreased expenses for ship operating costs together with lower charter and pension costs, partly offset by higher personnel costs. Direct operating expenses for the ferry operations for the three months ended June 30, 2006 was 67% of revenues, as compared to 73% for the three months ended June 30, 2005.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 160 million, or 63%, in the three months ended June 30, 2006 to SEK 416 million from SEK 256 million in the three months ended June 30, 2005. The increase is mainly due to higher insurance and personnel expenses for the Stena Tay, operating in the Gulf of
Mexico. Direct operating expenses from drilling operations for the three months ended June 30, 2006 were 50% of drilling revenues, as compared to 56% for the three months ended June 30, 2005.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK
75 million, or 10%, in the three months ended June 30, 2006 to SEK 807 million from SEK 732 million in the three months ended June 30, 2005.

         Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 4 million, or (8)%, in the three months ended June 30, 2006 to
SEK 39 million from SEK 43 million in the three months ended June 30, 2005, mainly due to the sale of the RoPax vessels Pride of Aquitaine in October 2005 and Svealand in April 2006. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended June 30, 2006 were 41% of revenues, as compared to 42% for the three months ended June 30, 2005.

         Direct operating expenses associated with crude oil tankers increased
SEK 80 million, or 12%, in the three months ended June 30, 2006 to SEK 767 million from SEK 687 million in the three months ended June 30, 2005, mainly due to increased expenses resulting from higher market rates for chartered in vessels. Direct operating expenses for crude oil operations for the three months ended June 30, 2006 were 90% of revenues, as compared to 76% for the three months ended June 30, 2005. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 7 million, or 4%, in the three months ended June 30, 2006 to SEK
192 million from SEK 185 million in the three months ended June 30, 2005. Direct operating expenses from property operations in the three months ended June 30,
2006 were 39% of property revenues, same as for the six months ended June 30,
2005.

         Other. Other direct operating expenses for the three months ended June
30, 2006 were SEK 415 million, which includes SEK 256 million related to the garden center and flower business Blomsterlandet and SEK 158 million related to
Envac, a company in the automated waste collection business acquired in May
2005. Other direct operating expenses for the three months ended June 30, 2005 were SEK 285 million which includes SEK 234 million related to Blomsterlandet and SEK 51 million related to Envac.

SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 73 million, or 17%, in the three months ended June 30, 2006 to SEK 510 million from SEK 437 million in the three months ended June 30, 2005, mainly due to expenses in Envac, acquired in May 2005, together with increased personnel costs.

                                       13

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges increased SEK 23 million, or 5%, in the three months ended June 30, 2006 to SEK 461 million from SEK 438 million in the three months ended June 30, 2005, mainly related to new vessels delivered and increased depreciation for the Stena Clyde, after further investment in mid
2005, partly offset by the effect of the sale of tankers, RoPax vessels and the drilling rig Stena Dee.

SHARE OF AFFILIATED COMPANIES' RESULTS

         Share of affiliated companies' results in the three months ended
June 30, 2006 refer to the Company's portion of the results of Wilh.
Sonessons AB (publ) and Ballingslov AB (publ). Share of affiliated companies' results in the three months ended June 30, 2005 refer to the
Company's portion of the results of Wilh. Sonessons AB (publ) only.

FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net decreased by SEK (247) million in the three months ended June 30, 2006 to SEK (190) million from SEK 57 million in the three months ended June 30, 2005.

         Net gain (loss) on securities in the three months ended June 30, 2006 was SEK (122) million, including net realized results on marketable debt and equity securities and investments in Variable Interest Entities (VIEs) as well as net unrealized results. Unrealized results for certain long-term investments including the investments in the VIEs are recorded directly to stockholders'
equity. Net gain (loss) on securities in the three months ended June 30, 2005 amounted to SEK 300 million.

         Interest income in the three months ended June 30, 2006 increased SEK
76 million to SEK 202 million from SEK 126 million in the three months ended
June 30, 2005. This includes interest income related to the investments in VIEs, which increased SEK 62 million to SEK 150 million from SEK 88 million, partly as the result of the investment in late 2005 in a new VIE.

         Interest expense for the three months ended June 30, 2006 increased SEK
24 million to SEK (391) million from SEK (367) million for the three months ended June 30, 2005. This includes interest expense for the debt in VIEs, which increased SEK 63 million to SEK (106) million from SEK (43) million, partly as a result of the investment in the new VIE.

         In the three months ended June 30, 2006, the Company had foreign exchange gains (losses), net of SEK 105 million, consisting of gains of SEK 2 million from currency trading and gains of SEK 103 million from translation differences, mainly related to temporarily unhedged currency positions. In the three months ended June 30, 2005, the Company had foreign exchange gains
(losses), net of SEK (31) million, consisting of losses of SEK (11) million from currency trading and losses of SEK (20) million from translation differences.

         Other financial income (expense) of SEK (36) million for the three months ended June 30, 2006 includes SEK (10) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Total other financial income (expense) for the three months ended June 30, 2005 amounted to SEK (15) million.

INCOME TAXES

         Income taxes for the three months ended June 30, 2006 were SEK (474)
million, consisting of current taxes of SEK (39) million and deferred taxes of
SEK (435) million. Income taxes for the three months ended June 30, 2005 were
SEK (233) million, all related to deferred taxes. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                                       14

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

           SIX MONTHS ENDED JUNE 30, 2006 COMPARED TO SIX MONTHS ENDED
                                  JUNE 30, 2005

REVENUES

         Total revenues increased SEK 3,451 million, or 40%, in the six months ended June 30, 2006 to SEK 12,114 million from SEK 8,663 million in the six months ended June 30, 2005, as a result of gains on sale of vessels and increased operating revenues in all business segments, together with the effect of the weakening of the SEK mainly against the US dollar, partly offset by decreased gains on sale of properties.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 144 million in the six months ended June 30, 2006 to SEK 4,234 million from SEK 4,090 million in the six months ended June 30, 2005, mainly because of higher revenues from the freight business, partly offset by reduced revenues in the travel business due to lower volumes of passengers and cars.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 689 million, or 83%, in the six months ended June 30, 2006 to SEK 1,520 million from SEK 831 million in the six months ended June 30, 2005, mainly due to new contracts at higher day rates for the Stena Tay and the Stena Clyde, together with the weakening of the
SEK against the US dollar. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Net Gain on Sale of Vessels, Drilling. In the six months ended June 30,
2006, gains of SEK 1,481 million were recorded on the sale of the drilling rig
Stena Dee. In the six months ended June 30, 2005, no vessel sales were made.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us.
Revenues from shipping operations increased SEK 200 million, or 10%, in the six months ended June 30, 2006 to SEK 2,216 million from SEK 2,016 million in the six months ended June 30, 2005.

         Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 3 million to SEK 205 million from SEK 208 million, or (1)%, mainly due to the sale of the RoPax vessel Pride of Aquitaine in October 2005, partly offset by higher charter hire received for the Stena Challenger which was chartered out to a third party beginning in June 2005.

         Revenues from crude oil tankers increased SEK 200 million, or 11%, in the six months ended June 30, 2006 to SEK 1,942 million from SEK 1,742 million in the six months ended June 30, 2005, mainly due to charter hire received for the additional tankers chartered in and the charter hire received for the Stena
Contest, Stena Concept and Stena Arctica, which were delivered in March, April and November 2005, respectively, together with the decrease of the SEK with respect to the US dollar. In the six months ended June 30, 2006, the Company operated an average of 42 tankers (chartered in or owned), compared to an average of 39 tankers in the six months ended June 30, 2005.

         Net Gain on Sale of Vessels, Shipping. In the six months ended June 30,
2006, gains of SEK 732 million were recorded on the sales of the RoPax vessel
Svealand and the tanker vessels Stena Contest, Stena Concept, Stena Compass and
Stena Compassion. In the six months ended June 30, 2005, no vessel sales were made.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 15 million, or 2%, in the six months ended June 30,
2006 to SEK 973 million from SEK 958 million in the six months ended June 30,
2005, mainly related to increased rents.

         Net Gain on Sale of Properties. In the six months ended June 30, 2006, gains of SEK 124 million were recorded on the sale of properties. In the six months ended June 30, 2005, gains of SEK 270 million were recorded.

         Other. Other revenues in the six months ended June 30, 2006 were SEK
834 million, which includes SEK 464 million related to the garden center and flower business Blomsterlandet and SEK 368 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other revenues in the six months ended June 30, 2005 were SEK 498 million, which includes SEK
417 million related to Blomsterlandet and SEK 69 million to Envac.

                                       15

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 682 million in the six months ended June 30, 2006 to SEK 6,588 million from SEK 5,906 million in the six months ended June 30, 2005, or 12%, as a result of increased operating expenses in all operations except for the ferry operations, together with the weakening of the SEK against the US dollar and, to a lesser extent, the British pound and the Euro.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 160 million, or (5)%, in the six months ended June 30, 2006 to SEK 3,005 million from SEK 3,165 million in the six months ended June 30, 2005, mainly due to decreased expenses for ship operating costs together with lower charter and pension costs, partly offset by higher personnel costs. Direct operating expenses for ferry operations for the six months ended June 30, 2006 was 71% of revenues, as compared to 77% for the six months ended June 30, 2005.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 208 million, or 38%, in the six months ended June 30, 2006 to SEK 758 million from SEK 550 million in the six months ended June 30, 2005. The increase is mainly due to higher insurance and personnel expenses for the Stena Tay, which is operating in the
Gulf of Mexico and increased personnel expenses for the Stena Clyde, which after modifications was moved from Indonesia to Australia in October 2005, together with the weakening of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the six months ended June 30, 2006 were
50% of drilling revenues, as compared to 66% for the six months ended June 30,
2005.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK
343 million, or 25%, in the six months ended June 30, 2006 to SEK 1,703 million from SEK 1,360 million in the six months ended June 30, 2005.

         Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 11 million, or 15%, in the six months ended June 30, 2006 to
SEK 87 million from SEK 76 million in the six months ended June 30, 2005, mainly due to increased expenses for the Stena Challenger, which was chartered out to a third party beginning in June 2005. Direct operating expenses for
Roll-on/Roll-off vessels for the six months ended June 30, 2006 were 42% of revenues, as compared to 36% for the six months ended June 30, 2005.

         Direct operating expenses associated with crude oil tankers increased
SEK 332 million, or 26%, in the six months ended June 30, 2006 to SEK 1,613 million from SEK 1,281 million in the six months ended June 30, 2005, mainly due to increased expenses resulting from higher market rates for chartered in vessels and a larger fleet together with the weakening of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the six months ended June 30, 2006 were 83% of revenues, as compared to 74% for the six months ended June 30, 2005. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 31 million, or 8%, in the six months ended June 30, 2006 to SEK
439 million from SEK 408 million in the six months ended June 30, 2005, mainly related to maintenance and heating costs. Direct operating expenses from property operations in the six months ended June 30, 2006 were 45% of property revenues, as compared to 43% for the six months ended June 30, 2005.

         Other. Other direct operating expenses for the six months ended June
30, 2006 were SEK 683 million, which includes SEK 412 million related to the garden center and flower business Blomsterlandet and SEK 270 million related to
Envac, a company in the automated waste collection business acquired in May
2005. Other direct operating expenses for the six months ended June 30, 2005 were SEK 423 million which includes SEK 372 million related to Blomsterlandet and SEK 51 million related to Envac.

                                       16

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 88 million, or 10%, in the six months ended June 30, 2006 to SEK 951 million from SEK 863 million in the six months ended June 30, 2005, mainly due to expenses in Envac, acquired in
May 2005, together with increased personnel costs and the weakening of the SEK with respect to the US dollar and to a lesser extent the British pound and the
Euro.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges increased SEK 80 million, or 9%, in the six months ended June 30, 2006 to SEK 935 million from SEK 855 million in the six months ended June 30, 2005, mainly due to the weakening of the SEK with respect to the US dollar, which in particular had an impact on the depreciation charges of the drilling rigs which are denominated in US dollars, together with depreciation for new vessels delivered and increased depreciation for the Stena
Clyde, after further investment in mid 2005, partly offset by the effect of the sale of tankers, RoPax vessels and the drilling rig Stena Dee.

SHARE OF AFFILIATED COMPANIES' RESULTS

         Share of affiliated companies' results in the six months ended June
30, 2006 refer to the Company's portion of the results of Wilh. Sonessons AB
(publ) and Ballingslov AB (publ). Share of affiliated companies' results in the six months ended June 30, 2005 refer to the Company's portion of the results of Wilh. Sonessons AB (publ) only.

FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net increased by SEK 97 million in the six months ended June 30, 2006 to SEK 132 million from SEK 35 million in the six months ended June 30, 2005.

         Net gain (loss) on securities in the six months ended June 30, 2006 was
SEK 431 million, including net realized results on marketable debt and equity securities and in VIEs as well as net unrealized results. Unrealized results for certain long-term investments including the investments in the VIEs are recorded directly to stockholders' equity. Net gain (loss) on securities in the six months ended June 30, 2005 amounted to SEK 502 million.

         Interest income in the six months ended June 30, 2006 increased SEK 130 million to SEK 377 million from SEK 247 million in the six months ended June 30,
2005. This includes interest income related to the investments in VIEs, which increased SEK 102 million to SEK 269 million from SEK 167 million, partly as the result of the investment in late 2005 in a new VIE.

         Interest expense for the six months ended June 30, 2006 increased SEK
78 million to SEK (778) million from SEK (700) million for the six months ended
June 30, 2005. This includes interest expense for the debt in VIEs, which increased SEK 63 million to SEK (150) million from SEK (87) million, partly as a result of the investment in the new VIE.

         In the six months ended June 30, 2006, the Company had foreign exchange gains (losses), net of SEK 106 million, consisting of gains of SEK 3 million from currency trading and gains of SEK 103 million from translation differences, mainly related to temporarily unhedged currency positions. In the six months ended June 30, 2005, the Company had foreign exchange gains (losses), net of SEK
(17) million, all related to translation differences.

         Other financial income (expense) of SEK (68) million for the six months ended June 30, 2006 includes SEK (21) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (48) million for the six months ended June 30,
2005 includes SEK (15) million related to amortization of deferred finance charges.

INCOME TAXES

         Income taxes for the six months ended June 30, 2006 were SEK (606)
million, consisting of current taxes of SEK (72) million and deferred taxes of
SEK (534) million. Income taxes for the six months ended June 30, 2005 were SEK
(275) million, consisting of current taxes of SEK (34) million and deferred taxes of SEK (241) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                                       17

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

         The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of June 30, 2006, the
Company had total cash and marketable securities of SEK 7,195 million as compared with SEK 9,252 million at December 31, 2005. The Company has also invested in three VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. As of June 30, 2006, investments in these
VIEs amounted to SEK 7,659 million. As of December 31, 2005, investments in the
VIEs amounted to SEK 5,753 million.

         For the six months ended June 30, 2006, cash flows provided by operating activities amounted to SEK 1,033 million as compared to SEK 290 million in the six months ended June 30, 2005. For the six months ended June 30,
2006, cash flows used in investing activities amounted to SEK (5,601) million, including SEK (3,424) million related to capital expenditures. For the six months ended June 30, 2005, cash flows used in investing activities amounted to
SEK (916) million. Capital expenditures during the six months ended June 30,
2005 were SEK (1,337) million. Cash flows provided by financing activities for the six months ended June 30, 2006 amounted to SEK 1,951 million, mainly relating to the new finance lease for the Stena DrillMAX. For the six months ended June 30, 2005, cash flows used in financing activities amounted to SEK
(348) million.

         Total construction in progress as of June 30, 2006 was SEK 3,064 million as compared to SEK 1,280 million at December 31, 2005. The remaining capital expenditure commitment for newbuildings on order as of June 30, 2006 include two drillships and two RoPax vessels and amounted to SEK 6,437 million, of which SEK 1,991 million is due during 2006, SEK 2,841 million is due during
2007 and the rest is due in 2008. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, capital lease agreements, new bank loans or other financing arrangements.

         At the end of March 2006, a five year finance lease agreement was entered into for the Stena DrillMAX, the first drillship ordered in 2005.
Accordingly, the investment in the drillship is still included in the balance sheet as construction in progress while future rentals are included as other long term receivables in financial fixed assets, a deposit to secure rentals is included as short-term investments and the corresponding liabilities included as capitalized lease obligations.

         Total interest bearing debt as of June 30, 2006 was SEK 25,750 million excluding the debt in the VIEs as compared with SEK 26,793 million at December
31, 2005. Interest bearing debt in the VIEs as of June 30, 2006 was SEK 6,766 million as compared with SEK 4,844 million at December 31, 2005. Total debt decreased partly due to the strengthening of the closing rate of the SEK against the US dollar, the British pound and the Euro. As of June 30, 2006, $279 million was utilized under the $1 billion revolving credit facility, of which $11 million was used for issuing of bank guarantees. As of December 31, 2005, a total of $859 million was utilized under this facility, of which $10 million was used for issuing of bank guarantees. Out of the $200 million 9 5/8% Senior Notes due 2012, the Company had repurchased a total of $17.7 million principal amount as of December 31, 2005. In June 2006, the Company repurchased another $5.0 million principal amount of these Senior Notes.

         The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

                                       18

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                 OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

         The Company issued $200 million 9 5/8% Senior Notes due 2012 on
November 27, 2002, $175 million 7 1/2% Senior Notes due 2013 on December 3, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004 (collectively, the "Notes"). Restricted Group Data represents the selected consolidated financial information excluding the property business segment (other than three small properties) and three subsidiaries, Stena Finanzverwaltungs AG, Stena
Investment Luxembourg SARL and Stena Adactum AB, whose activities consist primarily of investing in securities and in companies outside the Company<180>s traditional lines of business. The property operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were issued (the "Indentures"), the subsidiaries through which the property operations are conducted (other than the three small properties), together with
Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum
AB, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures.

           The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

           Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.2135, the noon buying rate on June 30, 2006.

                                       19

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

           CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP

                                                                                  SIX MONTH PERIODS ENDED
                                                                            JUNE 30, 2005      JUNE 30, 2006
                                                                                    (UNAUDITED)
                                                                                   SEK        SEK          $
                                                                                   (IN MILLIONS)

Revenues:
Ferry operations................................................                  4,090      4,234       587
Drilling........................................................                    831      1,520       211
         Net gain on sale of vessels............................                     --      1,481       205
                                                                                     --      -----       ---
         Total drilling.........................................                    831      3,001       416
Shipping........................................................                  2,016      2,216       307
         Net gain on sale of vessels............................                     --        732       102
                                                                                     --        ---       ---
         Total shipping.........................................                  2,016      2,948       409
Property........................................................                     17          6         1
         Net gain on sale of properties.........................                      2         62         8
                                                                                      -         --         -
         Total property.........................................                     19         68         9
                                                                                                --         -
Other...........................................................                      2         --        --
                                                                                      -
Total revenues..................................................                  6,958     10,251     1,421
                                                                                  -----     ------     -----

Direct operating expenses:
Ferry operations................................................                 (3,165)    (3,005)     (416)
Drilling........................................................                   (550)      (758)     (105)
Shipping........................................................                 (1,360)    (1,703)     (236)
Property........................................................                     (6)        (3)       --
                                                                                    ---        ---        --
Total direct operating expenses.................................                 (5,081)    (5,469)     (757)
                                                                                -------    -------     -----

Selling and administrative expenses.............................                   (763)      (783)     (109)
Depreciation and amortization...................................                   (758)      (822)     (114)
                                                                                  -----      -----     -----

Total operating expenses........................................                 (6,602)    (7,074)      980
                                                                                -------    -------       ---

Income from operations..........................................                    356      3,177       441
                                                                                    ---      -----       ---

Financial income and expense:
Dividends received..............................................                     18         20         3
Gain (loss) on securities, net..................................                    499        131        18
Interest income.................................................                    112        181        25
Interest expense................................................                   (356)      (392)      (54)
Foreign exchange gains (losses), net............................                    (17)        98        13
Other financial income (expense), net...........................                    (20)       (29)       (4)
                                                                                   ----       ----       ---

Total financial income and expense..............................                    236          9         1
                                                                                    ---          -         -

Minority interest...............................................                    (1)         --        --
                                                                                                --        --

Income before taxes.............................................                    591      3,186       442

Income taxes....................................................                   (175)      (557)      (77)
                                                                                   -----      -----      ----

Net income......................................................                    416      2,629       365
                                                                                    ===      =====       ===

                                       20

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

            CONDENSED CONSOLIDATED BALANCE SHEETS - RESTRICTED GROUP

                                                                            DECEMBER 31,      JUNE 30, 2006
                                                                                    2005       (UNAUDITED)
                                                                                ----------------------------
                                                                                    SEK      SEK           $
                                                                                   (IN MILLIONS)

                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                    307        311        43
Tangible fixed assets:
Vessels.........................................................                 13,585     11,436     1,585
Construction in progress........................................                  1,280      3,064       425
Equipment.......................................................                    568        686        95
Property........................................................                  1,574      1,335       185
                                                                                  -----      -----       ---
Total tangible fixed assets.....................................                 17,007     16,521     2,290
Financial fixed assets:
Marketable securities...........................................                    370        404        56
Intercompany accounts, noncurrent...............................                  1,826      3,108       431
Other assets....................................................                  3,559      7,065       980
                                                                                  -----      -----       ---
Total financial fixed assets....................................                  5,755     10,577     1,467
Total noncurrent assets.........................................                 23,069     27,409     3,800
                                                                                 ------     ------     -----
Current assets:
Inventories.....................................................                    229        241        33
Trade debtors...................................................                  1,714      1,722       239
Other receivables...............................................                  1,004      1,036       144
Intercompany accounts, current..................................                  1,882      1,456       202
Prepaid expenses and accrued income.............................                    587      1,111       154
Short-term investments..........................................                  1,369      1,372       190
Cash and cash equivalents.......................................                  3,608        678        94
                                                                                  -----        ---        --
Total current assets............................................                 10,393      7,616     1,056
                                                                                 ------      -----     -----

Total assets....................................................                 33,462     35,025     4,856
                                                                                 ======     ======     =====

                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 13,551     15,519     2,151
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 13,556     15,524     2,152
                                                                                 ------     ------     -----

Provisions:
   Deferred income taxes........................................                    247        830       115
   Other provisions.............................................                  1,876      1,854       257
                                                                                  -----      -----       ---
Total provisions................................................                  2,123      2,684       372
                                                                                  -----      -----       ---
Noncurrent liabilities:
   Long-term debt...............................................                  7,974      3,490       484
   Senior notes.................................................                  4,821      4,345       602
   Capitalized lease obligations................................                  1,325      4,331       600
   Other noncurrent liabilities.................................                     91        202        29
                                                                                     --        ---        --
Total noncurrent liabilities....................................                 14,211     12,368     1,715
Current liabilities:
   Short-term debt..............................................                    640        306        42
   Capitalized lease obligations................................                     40        554        77
   Trade accounts payable.......................................                    507        640        89
   Income tax payable...........................................                    139        134        19
   Other........................................................                    407        325        45
   Intercompany balances, current...............................                     53         54         7
   Accrued costs and prepaid income.............................                  1,786      2,436       338
                                                                                  -----      -----       ---
Total current liabilities.......................................                  3,572      4,449       617
                                                                                  -----      -----       ---

Total stockholders' equity and liabilities......................                 33,462     35,025     4,856
                                                                                 ======     ======     =====

                                       21

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW - RESTRICTED GROUP

                                                                               SIX MONTH PERIODS ENDED
                                                                           JUNE 30, 2005      JUNE 30, 2006
                                                                                      (UNAUDITED)
                                                                               -----------------------------
                                                                                    SEK      SEK           $
                                                                                    (IN MILLIONS)

NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................                    416      2,629       365
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                    758        822       114
Gain on sale of property, vessels and equipment.................                     (2)    (2,280)     (316)
Gain on securities, net.........................................                   (499)      (131)      (18)
Unrealized foreign exchange (gains) losses......................                    187       (200)      (28)
Deferred income taxes...........................................                    144        533        74
Minority interest...............................................                      1         --        --
Other non cash items............................................                    (13)       158        22
Net cash flows from trading securities..........................                   (594)       310        43
Changes in working capital......................................                      3    (1,029)     (143)
                                                                                      -    -------     -----
Net cash provided by operating activities.......................                    401        812       113
                                                                                    ---        ---       ---

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets...................................                    (26)       (36)       (5)
Cash proceeds from sale of property, vessels and equipment......                     29      3,436       476
Capital expenditure on property, vessels and equipment..........                 (1,083)    (2,299)     (319)
Purchase of subsidiaries, net of cash acquired..................                   (738)        --        --
Sale of subsidiaries............................................                    325         --        --
Proceeds from sale of securities................................                     79         73        10
Purchase of securities..........................................                    (21)        --        --
Increase of non-current assets..................................                     (7)        --        --
Other investing activities......................................                   (153)    (3,474)     (481)
                                                                                  -----    -------     -----
Net cash used in investing activities...........................                 (1,595)    (2,300)     (319)
                                                                                -------    -------     -----

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on debt......................................                    (50)      (160)      (22)
Net change in borrowings on line-of-credit agreements...........                     51     (4,689)     (650)
New capitalized lease obligation................................                     --      3,590       498
Principal payments on capital lease obligations.................                    (20)       (20)       (3)
Net change in restricted cash accounts..........................                      7       (179)      (25)
Intercompany accounts...........................................                   (312)       739       102
Dividends paid..................................................                   (195)      (215)      (30)
Other financing activities......................................                     42       (371)      (51)
                                                                                     --      -----      ----
Net cash (used in) financing activities.........................                   (477)    (1,305)     (181)
                                                                                  -----    -------     -----

Effect of exchange rate changes on cash and cash equivalents....                     (6)      (137)      (19)
                                                                                    ---      -----      ----

Net change in cash and cash equivalents.........................                 (1,677)    (2,930)     (406)

Cash and cash equivalents at beginning of period................                  2,304      3,608       500
                                                                                  -----      -----       ---

Cash and cash equivalents at end of period......................                    627        678        94
                                                                                    ===        ===        ==

                                       22

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                          OTHER DATA - RESTRICTED GROUP

                                                                                    SIX MONTH PERIODS ENDED
                                                                            JUNE 30, 2005           JUNE 30, 2006
                                                                                      SEK        SEK              $
                                                                                       (IN MILLIONS)

  OTHER DATA:

  Adjusted EBITDA..................................                                 1,225       2,443          339

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with
Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

                                                                                   SIX MONTH PERIODS ENDED
                                                                              JUNE 30, 2005           JUNE 30, 2006
                                                                                        SEK          SEK            $
                                                                                         (IN MILLIONS)

  Income from operations.....................................                       356            3,177          441
  Adjustments:
  Interest income............................................                       112              181           25
  Depreciation and amortization..............................                       758              822          114
  Minority interest..........................................                       (1)               --           --
  Excess gain on vessel disposition..........................                        --           (1,737)        (241)
                                                                                     --          -------        -----
  Adjusted EBITDA............................................                     1,225            2,443          339
  Adjustments:
  Remaining gain on sale of property, vessels and equipment..                        (2)            (543)         (75)
  Net cash flows from trading securities.....................                      (594)             310           43
  Interest expense...........................................                      (356)            (392)         (54)
  Foreign exchange (gains) losses............................                       170             (102)         (15)
  Other non cash items.......................................                       (13)             158           22
  Changes in working capital.................................                         3           (1,029)        (143)
  Other items................................................                       (32)             (33)          (4)
                                                                                   ----             ----          ---
  Net cash provided by operating activities..................                       401              812          113

                                       23